UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND FOR THE SIX AND THREE

MONTH PERIODS THEN ENDED

PRESENTED WITH COMPARATIVE FIGURES

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the unaudited consolidated condensed interim financial statements of the Company.

Terms	Definitions
APCO Oil	APCO Oil & Gas international Inc
BLL	Bodega Loma La Lata S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	Comisión Nacional de Valores – Argentine Securities Commisssion
Corod	Corod Producción S.A.
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CTP	Central Térmica Piquirenda
CYCSA	Comunicación y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
EASA	Electricidad Argentina S.A.
EcuadorTLC	EcuadorTLC S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Eg3 Red	Eg3 Red S.A.
EMESA	Empresa Mendocina de Energía S.A.
ENRE	National Regulatory Authority of Electricity
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
Foundation	Pampa Energía Foundation committed to education (Foundation)
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
IASB	International Accounting Standards Board
IEASA	IEASA S.A.
IGJ	Inspección General de Justicia - General Inspection of Justice
IGMP	Minimum Notional Income Tax
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
MEyM	Ministry of Energy and Mining
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
NYSE	New York Stock Exchange
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
PACOSA	Pampa Comercializadora S.A.
PBI	Petrobras Bolivia Internacional S.A.
PELSA	Petrolera Entre Lomas S.A.
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A.
PHA	Petrobras Hispano Argentina S.A.
PISA	Pampa Inversiones S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PPSL	Petrobras Participaciones S.L.
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
Salaverri, Dellatorre, Burgio & Wetzler	Salaverri, Dellatorre, Burgio y Wetzler Malbran Abogados Sociedad Civil
SE	Secretary of Energy
SEE	Secretary of Electrical Energy
SEC	Securities and Exchange Commission
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
UTE Senillosa	Petrolera Pampa S.A. – Rovella Carranza – Gas y Petróleo de Neuquén, Unión Transitoria de
Empresas Senillosa
WEM	Wholesale Electricity Market
WEBSA	World Energy Business S.A.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of June 30, 2017

presented with comparative figures

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Note	06.30.2017	12.31.2016
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	4,431	3,699
Investments in associates	9	791	787
Property, plant and equipment	10	45,131	41,090
Intangible assets	11	1,928	2,014
Other assets		13	13
Financial assets at fair value through profit and loss	12	150	742
Financial assets at amortized cost	13	5	62
Deferred tax assets	14	1,692	1,232
Trade and other receivables	15	5,196	4,469
Total non current assets		59,337	54,108

CURRENT ASSETS
Other assets		-	1
Inventories		3,917	3,360
Financial assets at fair value through profit and loss	12	9,117	4,188
Financial assets at amortized cost	13	55	23
Derivative financial instruments		38	13
Trade and other receivables	15	15,422	14,144
Cash and cash equivalents	16	305	1,421
Total current assets		28,854	23,150
Non current assets classified as held for sale		20	19
Total assets		88,211	77,277

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

 (Continuation)

	Note	06.30.2017	12.31.2016
SHAREHOLDERS´ EQUITY
Share capital	17	1,938	1,938
Additional paid-in capital and other reserves		4,971	4,963
Treasury shares		(72)	-
Legal reserve		232	232
Voluntary reserve		3,862	3,862
Retained earnings (Acumulated losses)		1,799	(11)
Other comprehensive income		170	70
Equity attributable to owners of the company		12,900	11,054
Non-controlling interest		3,566	3,020
Total equity		16,466	14,074

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	18	5,483	5,336
Borrowings	19	31,641	15,286
Deferred revenue		198	200
Salaries and social security payable		106	94
Defined benefit plans		1,032	921
Deferred tax liabilities	14	3,979	3,796
Income tax and minimum notional income tax provision		723	934
Taxes payables		463	306
Provisions	20	5,147	6,267
Total non current liabilities		48,772	33,140

CURRENT LIABILITIES
Trade and other payables	18	14,939	12,867
Borrowings	19	2,767	10,686
Deferred revenue		32	1
Salaries and social security payable		1,425	1,745
Defined benefit plans		108	112
Income tax and minimum notional income tax provision		761	1,454
Taxes payables		2,149	2,392
Provisions	20	792	806
Total current liabilities		22,973	30,063
Total liabilities		71,745	63,203
Total liabilities and equity		88,211	77,277

The accompanying notes are an integral part of these unaudited condensed interim financial statements

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME

For the six and three month periods ended June 30, 2017

presented with comparative figures

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

		Six-month		Three-month
	Note	06.30.2017	06.30.2016	06.30.2017	06.30.2016

Revenue	21	30,801	8,383	15,635	4,156
Cost of sales	22	(21,982)	(7,311)	(11,491)	(4,032)
Gross profit		8,819	1,072	4,144	124

Selling expenses	23	(2,431)	(851)	(1,235)	(509)
Administrative expenses	24	(2,365)	(931)	(1,166)	(483)
Exploration expenses	25	(23)	-	(10)	-
Other operating income	26	2,084	1,339	707	373
Other operating expenses	26	(1,637)	(398)	(648)	(211)
Share of profit (loss) of joint ventures	8	557	(73)	274	(43)
Share of profit (loss) from associates	9	11	(3)	-	-
Operating income (loss)		5,015	155	2,066	(749)

Financial income	27	682	255	361	156
Financial expenses	27	(2,419)	(1,420)	(1,143)	(774)
Other financial results	27	(791)	235	(1,468)	(174)
Financial results, net		(2,528)	(930)	(2,250)	(792)
Profit (loss) before income tax		2,487	(775)	(184)	(1,541)

Income tax and minimun notional income tax	14	(141)	349	235	442
Profit (loss) of the period		2,346	(426)	51	(1,099)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Translation differences		227	(1)	401	(1)
Income tax		(34)	-	(60)	-
Other comprehensive income (loss) of the period		193	(1)	341	(1)
Total comprehensive income (loss) of the period		2,539	(427)	392	(1,100)

Total income (loss) of the period attributable to:
Owners of the company		1,810	(61)	(91)	(669)
Non - controlling interest		536	(365)	142	(430)
		2,346	(426)	51	(1,099)

Total comprehensive income (loss) of the period attributable to:
Owners of the company		1,910	(62)	96	(670)
Non - controlling interest		629	(365)	296	(430)
		2,539	(427)	392	(1,100)

Earnings (loss) per share attributable to the equity holders of the company during the period
Basic and diluted earnings (loss) per share	28	0.9349	(0.0359)

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six-month period ended June 30, 2017

presented with comparative figures

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company			Retained earnings					Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Treasury shares	Legal reserve	Voluntary reserve	Other comprehensive income / (loss) for the year	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2015	1,696	1,231	-	51	978	(31)	3,065	6,990	1,391	8,381

Constitution of legal reserve - Shareholders’ meeting 04.29.2016	-	-	-	153	-	-	(153)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.29.2016	-	-	-	-	2,912	-	(2,912)	-	-	-
Loss for the six-month period	-	-	-	-	-	-	(61)	(61)	(365)	(426)
Other comprehensive loss for the six-month period	-	-	-	-	-	(1)	-	(1)	-	(1)
Comprehensive loss for the six-month period	-	-	-	-	-	(1)	(61)	(62)	(365)	(427)

Balance as of June 30, 2016	1,696	1,231	-	204	3,890	(32)	(61)	6,928	1,026	7,954

Recomposition of legal reserve - Shareholders’ meeting 11.17.2016	-	-	-	28	(28)	-	-	-	-	-
Sale of interest in subsidiaries	-	3	-	-	-	-	-	3	1	4
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	7,869	7,869
Public offer for the acquisition of subsidiaries' shares	141	1,387	-	-	-	-	-	1,528	(4,260)	(2,732)
Merger with subsidiary	101	2,330	-	-	-	-	-	2,431	(1,764)	667
Stock compensation plans	-	12	-	-	-	-	-	12	10	22
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(82)	(82)
Profit for the complementary six-month period	-	-	-	-	-	-	50	50	124	174
Other comprehensive income for the complementary six-month period	-	-	-	-	-	102	-	102	96	198
Comprehensive income for the complementary six-month period	-	-	-	-	-	102	50	152	220	372

Balance as of December 31, 2016	1,938	4,963	-	232	3,862	70	(11)	11,054	3,020	14,074

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(Continuation)

	Attributable to owners
	Equity holders of the company			Retained earnings					Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Treasury shares	Legal reserve	Voluntary reserve	Other comprehensive income / (loss) for the year	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2016	1,938	4,963	-	232	3,862	70	(11)	11,054	3,020	14,074
Stock compensation plans	-	8	-	-	-	-	-	8	4	12
Acquisition of own shares (Note 36)	-	-	(72)	-	-	-	-	(72)	-	(72)
Distribution of dividends	-	-	-	-	-	-	-	-	(87)	(87)
Profit for the six-month period	-	-	-	-	-	-	1,810	1,810	536	2,346
Other comprehensive income for the six-month period	-	-	-	-	-	100	-	100	93	193
Comprehensive income for the six-month period	-	-	-	-	-	100	1,810	1,910	629	2,539

Balance as of June 30, 2017	1,938	4,971	(72)	232	3,862	170	1,799	12,900	3,566	16,466

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF CASH FLOWS

For the six-month period ended June 30, 2017

presented with comparative figures

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

		06.30.2017	06.30.2016
	Note
Cash flows from operating activities:
Total profit (loss) for the period		2,346	(426)
Adjustments to reconcile net profit (loss) to cash flows generated by operating activities:
Income tax and minimum notional income tax		141	(349)
Accrued interest		1,664	1,150
Depreciations and amortizations	22, 23 and 24	2,530	595
Constitution of allowances, net	23 and 26	74	57
(Recovery) constitution of provisions, net	26	(155)	101
Share of (profit) loss of joint ventures and associates	8 and 9	(568)	76
Accrual of defined benefit plans	22, 23 and 24	152	58
Net foreign currency exchange difference	27	1,092	396
Result from measurement at present value	27	64	(3)
Changes in the fair value of financial instruments		(401)	(631)
Results from property, plant and equipment sale and decreases		(6)	51
Higher costs recognition - SE Resolution No. 250/13 and subsequent Notes		-	(82)
Dividends received	26	(24)	(6)
Asset retirement obligation	27	49	10
Compensation agreements	23, 24 and 26	323	125
Other financial results		24	7
Onerous contract (Ship or pay)	26	14	-
Other		46	14

Changes in operating assets and liabilities:
(Increase) decrease in trade receivables and other receivables		(1,518)	507
Increase in inventories		(548)	(31)
Decrease in trade and other payables		(27)	(296)
Increase in deferred income		29	19
Decrease in salaries and social security payable		(388)	(58)
Decrease in defined benefit plans		(50)	(9)
(Decrease) increase in tax payables		(925)	178
Decrease in provisions		(1,181)	(23)
Income tax and minimum notional income tax paid		(836)	(31)
Proceeds from derivative financial instruments		79	60
Net cash generated by operating activities		2,000	1,474

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF CASH FLOWS (Continuation)

		06.30.2017	06.30.2016
	Note
Cash flows from investing activities:
Purchases of property, plant and equipment		(5,959)	(1,817)
Purchases of financial assets		(7,088)	(205)
Adquisition of intangible assets		-	(3)
Proceeds from property, plant and equipment sale		188	-
Proceeds from financial assets' sale and amortization		3,836	1,590
Proceeds from sales of subsidiaries		328	-
Dividends received		26	63
Proceeds from (granted of) loans		28	3
Recovery of investment funds, net		426	422
Payment and advance for companies' adquisitions		-	(2,570)
Net cash used in investing activities		(8,215)	(2,517)

Cash flows from financing activities:
Proceeds from borrowings		21,063	3,559
Payment of borrowings		(14,588)	(1,437)
Payment of borrowings' interests		(1,133)	(683)
Payment for acquisition of own shares		(72)	-
Payments of dividends from subsidiaries to third parties		(43)	-
Repayment of own debt		(28)	(5)
Payment of fees related to financing to be received		-	(125)
Net cash generated by financing activities		5,199	1,309

(Decrease) increase in cash and cash equivalents		(1,016)	266

Cash and cash equivalents at the begining of the year	16	1,421	517
Exchange difference generated by cash and cash equivalents		(100)	62
(Decrease) increase in cash and cash equivalents		(1,016)	266
Cash and cash equivalents at the end of the period	16	305	845

Significant Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables		(950)	(526)
Borrowing costs capitalized in property, plant and equipment		(181)	(330)
Receivable for property, plan and equipment sale, pending of collection		24	-
Dividends from subsidiaries pending payment to third parties		(44)	-
Decrease in borrowings through offsetting with trade receivables		(26)	(52)
Increase in asset retirement obligation provision		(10)	(12)
Recovery of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss		136	95

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

 NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the six and three month periods ended June 30, 2017

presented with comparative figures

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is the largest fully integrated power company in Argentina and, through its subsidiaries, it participates in the electricity and oil and gas value chains.

In the generation segment, the Company has a 3,433 MW installed capacity, which represents approximately 9.8% of Argentina’s installed capacity, and is the second largest independent generator in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 420 MW.

In the distribution segment, the Company has a controlling interest in Edenor, the largest electricity distributor in Argentina, which has 2.9 million customers and a concession area covering the Northern part of the City of Buenos Aires and Northwestern Greater Buenos Aires.

In the oil and gas segment, the Company is one of the leading oil and natural gas producers in Argentina, with operations in 16 production areas and 8 exploratory areas and a production level of 8 million m3/day of natural gas and 23,100 barrels of oil equivalent for oil and NGLs. Its main natural gas production blocks are Rincón del Mangrullo, El Mangrullo, Río Neuquén and Sierra Chata, located in the Provinces of Neuquén and Río Negro, whereas its main oil production areas are 25 de Mayo-Medanito S.E., Jagüel de los Machos, El Tordillo and Entre Lomas-Bajada del Palo, located in the Provinces of Río Negro, Neuquén and Chubut. A large part of its gas production is sold under the Natural Gas Surplus Injection Program and the Natural Gas Surplus Injection Program for Companies with Reduced Injection at a total price of U$S 7.5/million BTU. Additionally, the Company operates in 4 production areas in Venezuela, with a crude oil production of 1,700 barrels/day, and has a 23.1% interest in Oldelval, a company engaged in the transportation of crude oil from the Neuquén basin to the Province of Buenos Aires.

In the refining and distribution segment, the Company owns the Dr. Ricardo Eliçabe Refinery in the City of Bahía Blanca, which has a 30,200 bbl/day capacity, and has a 28.5% interest in Refinor (owner of a refinery located in Campo Durán, Province of Salta, and 80 gas stations in Northern Argentina). Furthermore, the Company sells fuels through a network of 258 gas stations located in the center and south of the country, and has a storage capacity of 2.5 million barrels distributed among the Dr. Ricardo Eliçabe Refinery and the Dock Sud and Caleta Paula Terminals. Additionally, the Company produces lubricants in its Avellaneda industrial plant.

In the petrochemicals segment, the Company has three high-complexity plants producing a wide variety of petrochemical products, including styrenics and synthetic rubber, and holding a large market share.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

Finally, through its holding and others segment, the Company participates in the electricity and gas transportation businesses, conducts financial investment transactions and maintains investments in other companies having complementary businesses. In the transmission business, the Company co-controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 20,648 km high-voltage electricity transmission network in Argentina with an 85% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,184 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex.

NOTE 2: REGULATORY FRAMEWORK

The main regulatory provisions affecting the electricity market and the activities of the company have been detailed in the financial statements for the year ended December 31, 2016, with the exception of the changes stated below.

2.1          Generation

2.1.1. SEE Resolution No. 19-E/17 – New Remuneration Scheme for generation

On February 2, 2017, the SEE issued Resolution No. 19-E/17 (the "Resolution"), which replaces the remuneration scheme set forth by Resolution No. 22/16 (update of the remuneration scheme implemented by Res. No. 95/13 and previously updated by Res. No. 529/14 and Res. No. 482/15) and establishes guidelines for the remuneration to generation plants as from the commercial transaction corresponding to February 1, 2017.

The Resolution provides for remunerative items based on technology and scale, establishing dollar-denominated prices payable in pesos at the BCRA’s exchange rate effective on the last business day of the month of the applicable economic transaction; the transaction's maturity will be the one provided for in CAMMESA's Proceedings.

2.1.1.1 Remuneration for Available Power Capacity

Thermal Power Generators

The Resolution provides for a minimum remuneration for power capacity based on technology and scale, and allows generating, co-generating and self-generating agents owning conventional thermal power stations to offer Guaranteed Availability Commitments for the energy and power capacity generated by their units not committed under the Energía Plus service modality or under the WEM Supply Agreement pursuant to Resolution No. 220/07.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Availability Commitments for each unit should be declared for a term of three years, together with information for the Summer Seasonal Programming (except for 2017, where information may be submitted within the term for the winter seasonal period), with the possibility to offer different availability values for summer and winter six-month periods.

Finally, generators will enter into a Guaranteed Availability Commitment Agreement with CAMMESA, which may assign it to the demand as defined by the SEE. The committed thermal generators’ remuneration for power capacity will be proportional to their compliance.

-          Minimum Remuneration: It applies to generators with no Availability Commitments

Technology/Scale	Minimum Price [U$S/MW- month]
Large CC Capacity > 150 MW	3,050
Large TV Capacity > 100 MW	4,350
Small TV Capacity ≤ 100 MW	5,700
Large TG Capacity > 50 MW	3,550
Internal Combustion Engines	5,700

-           Base Remuneration: It applies to generators with Availability Commitments

Period	Base Price [U$S/MW- month]
May 17 – Oct. 17	6,000
Nov. 17 onwards	7,000

-          Additional Remuneration: Remuneration for the additional available power capacity aiming to encourage Availability Commitments for the periods with a higher system demand. CAMMESA will define a Monthly Thermal Generation Goal for the set of qualified generators on a bi-monthly basis and will call for additional power capacity availability offers with prices not exceeding the additional price.

Period	Additional Price [U$S/MW- month]
May 17 – Oct. 17	1,000
Nov. 17 onwards	2,000

Hydroelectric Generators

In the case of hydroelectric power plants, a base remuneration and an additional remuneration for power capacity were established.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. Furthermore, in the case of pumping hydroelectric power plants, the following is considered to calculate availability: i) the operation as turbine at all hours within the period, and ii) the availability as pump at off-peak hours every day and on non-business days.

The base remuneration is determined by the actual power capacity plus that under programmed and/or agreed maintenance:

Technology/Scale	Base Price (U$S/MW- month)
Medium HI Capacity > 120 ≤ 300 MW	3,000
Small HI Capacity > 50 ≤ 120 MW	4,500
Large Pumped HI Capacity > 120 ≤ 300 MW	2,000

Similarly to the provisions of Resolution No. 22/16, in the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor will be applied to the plant at the headwaters.

The additional remuneration applies to power plants of any scale for their actual availability and based on the applicable period:

Type of Power Plant	Period	Additional Price (U$S/MW- month)
Conventional	May 17 – Oct. 17	500
	Nov. 17 onwards	1,000
Pumped	May 17 – Oct. 17	-
	Nov. 17 onwards	500

As from November 2017, the allocation and collection of 50% of the additional remuneration will be conditional upon the generator: i) taking out insurance, to CAMMESA’s satisfaction, to cover for major incidents on critical equipment; and ii) the progressive updating of the plant's control systems pursuant to an investment plan to be submitted based on criteria to be defined by the SEE.

Other Technologies

The remuneration is made up of a base price and an additional price associated with the availability of the installed equipment with an operating permanence longer than 12 months as from the beginning of the Summer Seasonal Programming.

Technology/Scale	Price
	Base (U$S/MWh)	Additional (U$S/MWh)
Wind Power	7.5	17.5

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.1.2 Remuneration for Generated and Operated Energy

The remuneration for Generated Energy is valued at variable prices according to the type of fuel:

Technology/Scale	Natural Gas [U$S/MWh]	Hydrocarbons (U$S/MWh)
Large CC Capacity > 150 MW	5.0	8.0
Large TV Capacity > 100 MW	5.0	8.0
Small TV Capacity ≤ 100 MW	5.0	8.0
Large TG Capacity > 50 MW	5.0	8.0
Internal Combustion Engines	7.0	10.0

The remuneration for Operated Energy applies to the integration of hourly power capacities for the period, and is valued at U$S 2.0/MWh for any type of fuel.

In the case of hydroelectric plants, prices for Generated and Operated Energy are as follows:

Technology/Scale	Generated Energy [U$S/MWh]	Operated Energy [U$S/MWh]
Medium HI Capacity > 120 ≤ 300 MW	3.5	1.4
Small HI Capacity > 50 ≤ 120 MW	3.5	1.4
Large Pumped HI Capacity > 120 ≤ 300 MW	3.5	1.4

2.1.1.3 Additional Remuneration for Efficiency

The Resolution keeps in force the additional remuneration for efficiency created by Resolution No. 482/15.

2.1.1.4 Additional Remuneration for Low-Use Thermal Generators

The Resolution provides for an additional remuneration for low-use thermal generators having frequent startups based on the monthly generated energy for a price of U$S 2.6/MWh multiplied by the usage/startup factor.

The usage factor is based on the Rated Power Use Factor recorded during the last rolling year, which will have a 0.5 value for thermal units with a usage factor lower than 30% and a 1.0 value for units with a usage factor lower than 15%. In all other cases, the factor will equal 0.0.

The startup factor is established based on startups recorded during the last rolling year for issues associated with the economic dispatch made by CAMMESA. It will have a 0.0 value for units with up to 74 startups, a 0.1 value for units recording between 75 and 149 startups, and a 0.2 value for units recording more than 150 startups. In all other cases, the factor will equal 0.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.1.5 Repayment of Overhaul Financing (applicable to thermal and hydroelectric generators)

The Resolution abrogates the Maintenance Remuneration and provides that, as regards the repayment of outstanding loans applicable to thermal and hydroelectric generators, credits already accrued and/or committed to the cancellation of such maintenance works will be applied first. The balance will be repaid by discounting U$S 1/MWh for the energy generated until the total cancellation of the financing.

2.1.2. Recategorization of hydroelectric power plants of subsidiary HINISA:

On April 10, 2017, the SEE provided for the recategorization of the Nihuil I, Nihuil II and Nihuil III plants as small-scale plants for the application of the effective remuneration scheme. Thus, the SEE rectified the incorrect categorization initially assigned to these plants in line with the repeated claims lodged by the Company since April 25, 2013.

Pursuant to the terms of the SEE's instruction to CAMMESA, the recategorization is effective as from April 2017.

The impact of this recategorization represents a 50% increase in the base remuneration for power capacity, which thus rises from U$S 3,000 - month to U$S 4,500 -month.

2.1.3. 2014 Agreement for the Increase of Thermal Generation Availability

On July 14, 2017, CTLL entered into with CAMMESA the WEM Supply Agreement under SE Resolution No. 220/07 for the new 105 MW high-efficiency gas turbine, retroactively as of July 15, 2016, date on which it was commissioned for service, committing a 79.35 MW, which represents 75.6%, of the turbine's power capacity. The remaining 24.4% capacity will continue to be compensated under SEE Resolution No. 19/2017.

CTLL estimates that the economic impact of the new remuneration will amount to $ 198 million for the previous period to the agreement's signing, which will be recognized in the Statement of Comprehensive Income under Revenues from sales as from this agreement's signing date.

2.1.4. SEE Resolution No. 287/17. Projects for Co-generation and Closing of Combined Cycles

Pursuant to SEE Resolution No. 420/2017, SEE Resolution No. 287/17 was published, which opened a call for bids to all parties interested in developing projects for co-generation and the closing of combined cycles over existing equipment, without limit to the power capacity to be installed. The projects should have low specific consumption (lower than 1,680 kcal/kWh with natural gas and 1,820 kcal/kWh with alternative liquid fuels).

It is a condition that the new capacity should not exceed the existing electric power transmission capacity; otherwise, the cost of the necessary extensions will be assumed by the Bidder.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Awarded projects will be remunerated under a Wholesale Demand Agreement and will have a payment priority equivalent to the recognition of fuel costs by the WEM for a term of 15 years. The remuneration will be made up of the Available Power Capacity Price + Variable Non-fuel Cost for the delivered power + Fuel Cost (if offered) – Penalties – Fuel Surpluses. Power capacity surpluses are remunerated pursuant to Resolution No. 19-E/17. The Demand Contracts payment priority will be the same than that applicable to the coverage of fuel generation costs.

The Company is currently analyzing several projects to submit under this call.

2.2          Distribution

2.2.1. Tariff Structure Review

On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by Edenor as from February 1, 2017. The above-mentioned regulation was adapted by the ENRE by means of the issuance of Resolutions Nos. 81/17, 82/17, and 92/17, and Note No. 124,898.

The aforementioned Resolution states that the ENRE, as instructed by the MEyM, shall limit the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42%, as compared to the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the last one in February 2018.

Additionally, the ENRE shall recognize and allow Edenor to bill the VAD difference arising as a consequence of the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which will be incorporated into the VAD’s value resulting as of that date. Furthermore, on July 27, 2017 the ENRE issued Resolution No. 329/17 establishes the procedure to aplly deferred revenue billing, bethose amounts will be adjusted as of February 2018 applying for such purpose the Methodology for the Redetermination of the Company’s Recognized Own Distribution Costs, set forth in caption c2) of Sub-Appendix II to ENRE Resolution No. 63/17.

As of June 30, 2017, the amount arising from the aforementioned limitation and not recognized by Edenor in these condensed interim financial statements amounts approximately to $ 2,315 million.

Despite the previously described progress achieved with regard to the completion of the RTI process, at the date of issuance of these condensed interim financial statements, the definitive treatment to be given, by the MEyM, to all the issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted, has yet to be defined.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

These issues, among other, are the following:

i)        the treatment to be given to the remaining balances of the amounts received for the fulfillment of the Investment Plan through the loans for consumption (mutuums) granted to cover the insufficiency of the funds deriving from the FOCEDE;

ii)       the treatment to be given to the funds disbursed by Edenor for the fulfillment of the Investment Plan, not included in i) above;

iii)     the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SE Resolution No. 32/15, for which purpose Edenor has submitted a payment plan;

iv)     the treatment to be given to the Penalties and Discounts whose payment/crediting is pending.

Finally, on April 26, 2017 Edenor was notified that the MEyM had provided that, once the RTI process is completed, the SE -with the participation of the Under-Secretariat for Tariff Policy Coordination- and the ENRE, shall determine in a term of 120 days whether any pending obligations exist until the effective date of the electricity rate schedules resulting from the RTI, and in connection with the Adjustment Agreement entered into on February 13, 2006. In such a case, the treatment to be given to those obligations shall also be determined. Edenor has submitted the information requested by the MEyM in the framework of these issues and at the date of issuance of these condensed interim financial statements such situation is pending resolution.

2.2.2. Penalties

In addition to that which has been mentioned in note 2.3 to the financial statements as of December 31, 2016, in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from February 1, 2017 for the 2017 – 2021 period set out by ENRE Resolution No. 63/17, the Regulatory Entity, through Note No. 125,248 dated March 29, 2017, set new penalty determination and adjustment mechanisms, providing for the following:

i)        Penalty values shall be determined on the basis of the kwh value, the average electricity rate, the cost of energy not supplied or other economic parameter at the value in effect at the first day of the control period or the value in effect at the date of the penalizable event for penalties arising from specific events.

ii)       For all the events that occurred during the transition period (the period between the signing of the Adjustment Agreement and the effective date of the RTI) for which a penalty has not been imposed, penalties shall be adjusted by the consumer price index (IPC) used by the Argentine Central Bank (BCRA) to produce the multilateral real exchange rate index (ITCRM) for the month prior to the end of the control period or that for the month prior to the date of occurrence of the penalizable event for penalties arising from specific events, until the date on which the penalty is imposed. This mechanism is also applicable to the concepts penalized after April 15, 2016 (ENRE Note No. 120,151) and through the effective date of the RTI. This adjustment will be part of the penalty principal amount.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

iii)     Unpaid penalties will accrue interest at the BNA lending rate for thirty-day discount transactions from the date of the resolution to the date of actual payment, as interest on late payment. In the case of penalties related to Customer service, the calculated amount shall be increased by 50%.

iv)     Penalties subsequent to February 1, 2017 will be valued at the Kwh value or the cost of energy not supplied of the first day of the control period or of the day of occurrence of the penalizable event for penalties arising from specific events. Those concepts will not be adjusted by the IPC, applying the interest on late payment established in iii) above. Moreover, an additional fine equivalent to twice the amount of the penalty will be determined if payment is not made in due time and manner.

The impact of these new penalty determination and adjustment mechanisms have been quantified by Edenor and recognized as of June 30, 2017.

In accordance with the provisions of Sub-Appendix XVI to ENRE Resolution No. 63/17, Edenor is required to submit in a term of 60 calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by Edenor, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Treasury, equivalent to twice the value that should have been recorded. At the date of issuance of these condensed interim financial statements, Edenor is preparing the aforementioned information related to the six-month period ended July 31, 2017.

2.2.3. Framework agreement

On August 3, 2017, the approval of the extension until September 30, 2017 of the Framework Agreement was signed. The signing of the above mentioned agreement represents the recognition of revenue in favor of Edenor related to the distribution of electricity to low income neighborhoods and shantytowns for the January 1, 2015 - June 30, 2017 period for $ 203 million.

2.2.4 Regulatory framework of Edenor – Law on electricity dependent patients

On May 17, 2017, Law No. 27,351 was passed, which guarantees the permanent and free of charge supply of electricity to those individuals who qualify as dependent on power for reasons of health and require medical equipment necessary to avoid risks in their lives or health. The law states that the account holder of the service or someone who lives with him/her (a cohabitant) that is registered as “Electricity dependent for reasons of health” will be exempt from the payment of any and all connection fees and will benefit from a special free of charge tariff treatment in the electric power supply service under national jurisdiction, which consists in the recognition of the entire amount of the power bill.

On July 26, 2017, the ENRE issued Resolution No. 292, stating that those discounts are to be made as from the effective date of the aforementioned law, and instructing CAMMESA to implement those discounts in its billing to distribution companies. The amounts paid by customers for the bills that fall within the scope of this Resolution will be made available in the stipulated time limits.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3          TGS

On March 30, 2017, TGS and the Federal Government executed a new transitory agreement (the “2017 Transitory Agreement”). In this sense, ENARGAS issued Resolution No. I-4362 approving: (i) the RTI and the new tariff chart applicable to TGS; (ii) a Five-Year Investment Plan (April 2017 through March 2022) to be conducted by TGS; and (iii) a non-automatic mechanism for bi-annual updates in natural gas transportation tariffs and investment commitments. For the calculation of the adjustment will contemplate the evolution of the Wholesale Price Index published by the INDEC.

As regards the tariff scheme, the MEyM issued Resolution No. 74E/2017 setting a limitation on the tariff increase resulting from the RTI process, which will be applied in three stages. The first stage will be effective as from April 1, 2017 and involves a 64.2% tariff increase. The remaining tariff increases will be granted as from December 1, 2017 and April 1, 2018.

2.4          Transener

Pursuant to Resolution No. 524/16, which establishes the program applicable to the RTI process for Electric Power Transmission during 2016, on January 31, 2017, the ENRE issued Resolutions No. 66/17 and No. 73/17, which established, among others, the following provisions: (i) the tariffs in force for the 2017/2021 five-year period, and (ii) these resolutions provide for an investment plan for the 2017/2021 five-year period in the amounts of $3,336 million and $2,251 million for Transener and Transba, respectively.

Furthermore, the ENRE established the mechanism for adjusting the remuneration, the service quality system and the applicable penalties, the reward system and the investment plan to be executed by both companies during such period.

Due to the differences among the several tariff proposals submitted under the Full Tariff Review process initiated by the ENRE, on April 7 and 21, 2017, Transener and Transba, respectively, filed a Motion for Reconsideration and Appeal against ENRE Resolutions No. 66/2017, 84/2017, 139/2017, 73/2017, 88/2017 and 138/2017, whereby the ENRE approved the tariff system applicable to Transener and Transba, respectively, for the 2017/2021 period.

2.5          Refining and distribution

During the first semester of 2017, the Company continued working in line with the provisions of Resolution No. 5/16 of the Secretary of Hydrocarbon Resources regarding fuel specifications.

The Company has made progress in the bidding processes necessary for the construction of a pipeline linking the Bahía Blanca Refinery and Central Térmica Piedra Buena, both of which are owned by the Company. The commencement of construction is scheduled for the second semester of 2017, and its startup, for March 2018. This new facility will allow for the transportation of fuel oil to be used by this power plant.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

As regards the quality of diesel oil, the Company is conducting a bidding process for the execution of the investments necessary for the construction and startup of a hydrotreating unit, which is expected to be operative in 2020, so that fuels should match the quality requirements set forth by Resolution No. 5/16.

This progress was duly informed to the authorities, thus meeting the provisions of Resolution No. 5/16 on the presentation of adequacy plans and investment programs necessary to meet fuel specifications.

As regards pump prices, the Company has made adjustments pursuant to the Producers and Refiners Agreement promoted by the MEyM, which was adhered to by the Company and the main companies in this sector.

2.6          Oil and Gas Exploration and Production

2.6.1. Program for the Encouragement of Investments in the Development of Unconventional Natural Gas Production

On March 6, 2017 MEyM Resolution No. 46-E/2017 was published, which created the Program for the Encouragement of Investments in the Development of Natural Gas Production from Unconventional Reservoirs (the “Program”) seeking to encourage investments for the production of natural gas through unconventional methods in the Neuquén basin and effective until December 31, 2021.

To join this program, an investment plan should be submitted for concessions located in the Neuquén basin producing unconventional natural gas; the program consists of the payment of a compensation to be determined on a monthly basis by multiplying the sold gas volume from the covered concessions by the difference between its minimum price and its actual price (the average volume billed by each company in the domestic market). The minimum price is U$S 7.50 per million BTU for the year 2018, and it will be later decreased by U$S 0.50 per million BTU per year until reaching U$S 6.00 per million BTU for the year 2021. The company may collect compensations under this program as from the month following the submission of the application to join the program or the month of January, 2018, whichever is later, and until December 2021, both dates inclusive. Compensations assessed as indicated above will be payable as follows: 88% to the companies joining the program, and the remaining 12% to the province where the concession covered by the program is located. Compensations will be assessed in U.S. dollars but will be payable in Argentine pesos at the exchange rate for sales operations of Banco de la Nación Argentina effective on the last business day of the month corresponding to the production subject to compensation.

The Company is currently analyzing several projects to submit under this call.

2.6.2. Natural Gas Price

On February 16, 2017 MEyM Resolution No. 29-E/2017 was published, which called for a Public Hearing to analyze new Transportation System Entry Point (PIST) prices for natural gas and propane gas for the distribution of undiluted propane gas through grids that would be valid for six-month periods as from April 1, 2017, in line with the gradual reduction of subsidies established by MEyM Resolution No. 212/16.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 3: BASIS OF PRESENTATION

These unaudited condensed interim financial statements for the six and three-month periods ended on June 30, 2017 have been prepared in accordance with the provisions of IAS 34 "Interim Financial Reporting".

This unaudited condensed interim financial information should be read in conjunction with the consolidated financial statements of the Company as of December 31, 2016, which have been prepared in accordance with IFRS, as issued by the IASB. These unaudited consolidated condensed interim financial statements are expressed in Argentine pesos. They have been prepared under the historical cost convention, modified by the measurement of financial assets at fair value.

These unaudited condensed interim financial statements for the six and three-month periods ended June 30, 2017 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for each period. The results for the three-month period ended June 30, 2017, does not necessarily reflect in proportion the Company’s results for the complete year.

These unaudited condensed interim financial statements have been approved for their issuance by the Company’s Board of Directors on August 10, 2017.

Comparative information

Balances as of December 31, 2016 and for the six and three-month periods ended on June 30, 2016, included in these unaudited condensed interim financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current period.

The income recognition on account of the RTI - SE Resolution No. 32/15 and the higher costs recognition - SE Resolution No. 250/13 and subsequent Notes are shown under Other operating income.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these unaudited condensed interim financial statements are consistent with those used in the financial statements for the last fiscal year prepared under IFRSs, which ended on December 31, 2016.

On June 2, 2017, the Company entered into cash settlement stock-based compensation agreements with its main executives officers based on market value of shares’ appreciation.

This compensation is recorded pursuant to the guidelines of IFRS 2. The fair value of the services received is measured through the estimation of the appreciation of the share using the Black-Scholes-Merton financial valuation model.

The fair value of the amount payable for the compensation agreements is accrued and recognized as an expense, with the resulting increase in liabilities. The liability is revalued on each balance sheet date. Any change in the fair value of the liability is recognized in profit or loss.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

In Note 36 to the condensed interim financial statements the conditions of the compensation agreements, payment conditions and the main variables considered in the valuation model are detailed.

At the time of issuance of its next annual financial statements, the Company will apply the standards effective during fiscal year 2017 indicated in Note 4.2. to the Financial Statements as of December 31, 2016 (IAS 7: “Statement of Cash Flows” and IAS 12: “Income Taxes”). The Company estimates that these modifications will have no impact on the Company’s operating results or financial situation, but will only involve new disclosures.

As of June 30, 2016, the IASB has issued the following standards and interpretations:

IFRS 17 "Insurance contracts"

In May 2017, the IASB issued IFRS 17 that replaces IFRS 4, which was brought in as an interim standard in 2004 establishing the dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes the principles for recognition, measurement, presentation and disclosure related to insurance contracts and shall by applied for annual reporting periods beginning on or after January1, 2021, permitting early application for entities that apply IFRS 9 and IFRS 15.

The Company is analyzing the impact of the application of IFRS 17, however, it estimates that the application of IFRS 17 will not have an impact on the results of operations or financial position of the Company.

IFRIC 23 "Uncertainty over Income Tax Treatments"

In June 2017, the IASB issued IFRIC 23 clarifying how to apply IAS 12 when there is uncertainty over income tax treatments to determine income tax. According to the interpretation, an entity shall reflect the effect of the uncertain tax treatment by using the method that better predicts the resolution of the uncertainty, either through the most likely amount method or the expected value method. Additionally, an entity shall assume that the taxation authority will examine the amounts and has full knowledge of all related information in assessing an uncertain tax treatment in the determination of income tax. The interpretation shall apply for annual reporting periods beginning on or after January 1, 2019, permitting early application.

The Company is analyzing the impact of the application of IFRIC 23, however, it estimates that the application of IFRIC 23 will not have material impact on the results of operations or the financial situation of the Company.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these unaudited consolidated condensed interim financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Mentioned estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these unaudited condensed interim financial statements.

In the preparation of these unaudited condensed interim financial statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Financial Statements for the year ended December 31, 2016.

NOTE 6: FINANCIAL RISK MANAGEMENT

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last year.

NOTE 7: INVESTMENTS IN SUBSIDIARIES

Merger of Subsidiaries

The following corporate reorganizations seek to derive important benefits for the Group, as they will allow for a higher operating efficiency, an optimized use of available resources, the leveraging of technical, administrative and financial structures, and the implementation of converging policies, strategies and goals. Furthermore, the high complementarity between the participating companies will be leveraged, thus reducing costs resulting from the duplication and overlapping of operating and administrative structures.

The merger's effective date was fixed on January 1, 2017, as from which date the transfer to the acquiring companies of the whole net worth of the acquired companies became effective, all the rights and obligations, assets and liabilities of the acquired companies thus being incorporated into the acquiring companies' net worth, all of which subject to the corresponding corporate approvals under the applicable law, the approval by the ENRE and the registration with the Public Registry of Commerce of the merger and the dissolution without liquidation of the acquired companies.

These reorganizations were implemented by means of a merger through absorption process, whereby the acquired companies will be dissolved without going into liquidation, subject to the provisions of the prior merger through absorption commitment, and sections 82 through 87 of the Ley General de Sociedades No. 19,550 (Argentine Business Companies Law, or “BCL”) and its amending provisions, the CNV provisions, the BCBA Listing Rules and other provisions, the IGJ provisions and all other applicable legal and regulatory provisions in force.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

Corporate reorganizations correspond to business combinations between companies under common control, and therefore there is no effect in these unaudited consolidated condensed interim financial statements.

7.1. CTLL, EASA and IEASA

On December 7 and 22, 2016, the Board of Directors of CTLL, EASA and IEASA resolved to initiate all necessary tasks and procedures for the merger through absorption among CTLL, as absorbing company, and EASA and IEASA, as absorbed companies.

As part of the analysis of this reorganization and in order for the process to be feasible, EASA's management concluded that it was necessary that the debt EASA held with holders of Class A and B Discount Corporate Bonds issued on July 19, 2006 and maturing in 2021 be capitalized.

On March 27, 2017, EASA's Extraordinary General Meeting of Shareholders approved the capitalization of the total of the negotiable obligations mentioned above. The capitalization was accepted by PISA in its capacity as sole holder.

On May 18, 2017, the Extraordinary Meetings of Shareholders of the involved companies resolved to call for an adjournment in the merger approval discussions, subject to the ENRE’s approval, which were later resumed on June 16, 2017, although deferring the consideration of the merger as the authorization by the National Electricity Regulatory Agency had not yet been obtained.

7.2. PACOSA and WEBSA

On December 7, 2016, the Boards of Directors of PACOSA and WEBSA resolved to begin all necessary tasks and procedures for the merger through absorption between PACOSA, as absorbing company, and WEBSA as absorbed company.

Pursuant to the prior merger commitment approved by PACOSA and WEBSA's Boards of Directors on March 7, 2017, each WEBSA shareholder will receive, as consideration for each share it held before the merger, 3.305882 ordinary shares of PACOSA with a face value of $1 each, and each granting the right to one vote.

As a result of the above-mentioned exchange ratio, PACOSA will issue 13,310,739 common shares in book-entry form with a face value of $1 each, and each granting the right to one vote and, after the merger through absorption is effected, PACOSA’s capital stock will consist of 33,010,739 common shares.

As of the issuance of these financial statements, the merger is pending registration with the IGJ, to which effect the Company is filing all applicable presentations with this body.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 8: INVESTMENTS IN JOINT VENTURES

The following table presents the main activity and information from the financial statements used for the valuation, and percentages of participation in joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period	Equity	Direct and indirect participation %
CIESA (1)	Investment	06.30.2017	639	656	2,199	50%
Citelec (2)	Investment	06.30.2017	554	461	776	50%
Greenwind (3)	Generation	06.30.2017	5	(12)	314	50%

(1) The Company holds a direct and indirect interest of 50% in CIESA, a company that holds a 51% interest in the share capital of TGS.

(2) Through a 50% interest, the company co-controls Citelec, company that controlled Transener with 52.65% of the shares and votes. As a result, the company indirectly owns a 26.33% stake in Transener.

(3) See Note 8.2.

The details of the valuations of interests in joint ventures is as follows:

	06.30.2017	12.31.2016
CIESA	3,863	3,532
Citelec	395	167
Greenwind	172	-
Other	1	-
	4,431	3,699

The breakdown of the result from interests in joint ventures is as follows:

	06.30.2017	06.30.2016
CIESA	332	-
Citelec (1)	228	(73)
Greenwind	(3)	-
	557	(73)

(1)  Includes adjustments for repurchase of corporate bonds and depreciation of property, plant and equipment.

The evolution of interests in joint ventures is as follows:

	Note	06.30.2017	06.30.2016
At the beginning of the year		3,699	224
Reclasifications	8.2	175	-
Other decreases		-	(15)
Share of profit (loss)		557	(73)
At the end of the period		4,431	136

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 8: (Continuation)

8.1. Swap of participations in TGS

As part of the sale of the indirect interest in TGS perfected on July 27, 2016, the Company acquired an option, valid until February 2017, to swap the rights as sole beneficiary of the trust holding 40% of CIESA's capital stock and voting rights (“CIESA Trust”) in exchange for the shares that PHA and the Company holds in CIESA, 25% and 15%, respectively (the “Exchange”).

On January 17, 2017, the exchange whereby the Purchasers transferred to PHA their capacity as beneficiaries and trustees of the trust holding 40% of CIESA's capital stock and voting rights, and the Company and PHA transferred to the Purchasers shares representing 40% of CIESA’s capital stock and voting rights, was perfected. The Company thus keeping a 10% direct interest in CIESA's capital stock and voting rights. The Exchange had been approved by ENARGAS on December 29, 2016. The Purchasers and the Company’s direct and indirect interests in TGS remain unaltered as a result of the Exchange.

Also, on the same day, the Purchasers paid the Company and PISA the remaining purchase price under the share purchase agreement dated July 18, 2016, for a total of US $ 80 million plus interest.

On January 11, 2017, the CNDC (National Commission for the Defense of Competition) approved the acquisition by the Company of 40% of CIESA’s capital stock, an interest that had been acquired by the Company through CIESA’s financial debt swap executed on July, 2012 and 100% of PEPCA shares acquired on March, 2011. As a result of this and the Exchange, Pampa became the controlling party of the CIESA Trust.

8.2. Sale of interest in Greenwind

Greenwind is developing an investment project consisting of the construction and subsequent operation of a 100 MW capacity wind farm located in Bahía Blanca, Province of Buenos Aires (the “Corti Wind Farm”).

With the purpose of incorporating into the project a strategic partner contributing part of the investments necessary for the development of the Corti Wind Farm, on March 10, 2017, CTLL and PP entered into an agreement with Valdatana Servicios y Gestiones S.L.U., an entity which later changed its name to Viento Solutions S.L. (the “Purchaser”), an investment vehicle led by Castlelake LP (a global private firm which manages private funds) for the sale of certain shares held by CTLL and PP in Greenwind for a total amount of U$S 11.2 million, representing 50% of Greenwind’s capital stock and rights.

As a result of the transaction, the Company has deconsolidated Greenwind's assets and liabilities and presents its interest in the joint venture based on the equity method of accounting.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 9: INVESTMENTS IN ASSOCIATES

The following table presents the main activity and information from the financial statements used for valuation and percentages of participation in associates:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period	Equity	Direct and indirect participation %
Refinor	Refinery	03.31.2017	92	(72)	919	28.50%
Oldelval	Transport of hydrocarbons	06.30.2017	110	63	504	23.10%

The detail of the valuations of the investments in associates is as follows:

	06.30.2017	06.30.2016
Refinor	603	602
Oldelval	187	184
Other	1	1
	791	787

The breakdown of the result from investments in associates is as follows:

	06.30.2017	06.30.2016
Oldelval	11	-
CIESA	-	(3)
	11	(3)

The evolution of investments in associates is as follows:

	Note	06.30.2017	06.30.2016
At the beginning of the year		787	123
Dividends	30	(7)	(4)
Share of profit (loss)		11	(3)
Reclasified to assets classified as held for sale		-	(116)
At the end of the period		791	-

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original values
Type of good	At the beginning	Translation effect	Increases	Decreases	Transfers	At the end

Land	1,193	-	4	(481)	-	716
Buildings	2,090	-	-	(2)	34	2,122
Equipment and machinery (a)	8,732	4	8	(25)	995	9,714
High, medium and low voltage lines	4,416	-	-	(13)	607	5,010
Substations	1,673	-	-	-	137	1,810
Transforming chamber and platforms	1,004	-	-	(1)	145	1,148
Meters	885	-	-	-	29	914
Wells	10,522	213	70	(5)	1,220	12,020
Mining property	5,033	21	74	-	-	5,128
Gas plant	751	-	-	-	54	805
Vehicles	296	1	45	(3)	2	341
Furniture and fixtures and software equipment	287	2	27	(1)	24	339
Communication equipments	93	-	-	-	-	93
Materials and spare parts	628	1	151	(7)	(81)	692
Refining and distribution industrial complex	873	-	-	-	76	949
Petrochemical industrial complex	756	-	-	-	46	802
Work in progress	6,560	9	5,923	(4)	(3,087)	9,401
Advances to suppliers	786	-	798	(271)	(201)	1,112
Other goods	12	-	-	-	-	12

Total at 06.30.2017	46,590	251	7,100	(813)	-	53,128
Total at 06.30.2016	17,333	-	2,689	(234)	-	19,788

(a)    Includes equipment and machinery of generation.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

	Depreciation				Net book values
Type of good	At the beginning	Decreases and translation effect	For the period	At the end	At the end	At 12.31.2016

Land	-	-	-	-	716	1,193
Buildings	(177)	-	(54)	(231)	1,891	1,913
Equipment and machinery	(970)	14	(465)	(1,421)	8,293	7,762
High, medium and low voltage lines	(820)	10	(79)	(889)	4,121	3,596
Substations	(331)	-	(29)	(360)	1,450	1,342
Transforming chamber and platforms	(200)	-	(18)	(218)	930	804
Meters	(315)	-	(23)	(338)	576	570
Wells	(1,665)	(31)	(1,119)	(2,815)	9,205	8,857
Mining property	(630)	-	(437)	(1,067)	4,061	4,403
Gas plant	(121)	-	(86)	(207)	598	630
Vehicles	(122)	3	(30)	(149)	192	174
Furniture and fixtures and software equipment	(23)	1	(60)	(82)	257	264
Communication equipments	(39)	-	(2)	(41)	52	54
Materials and spare parts	(18)	-	(2)	(20)	672	610
Refining and distribution industrial complex	(36)	-	(35)	(71)	878	837
Petrochemical industrial complex	(27)	-	(54)	(81)	721	729
Work in progress	-	-	-	-	9,401	6,560
Advances to suppliers	-	-	-	-	1,112	786
Other goods	(6)	-	(1)	(7)	5	6

Total at 06.30.2017	(5,500)	(3)	(2,494)	(7,997)	45,131
Total at 06.30.2016	(2,824)	167	(581)	(3,239)
Total at 12.31.2016						41,090

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

Borrowing costs capitalized in the book value of property, plant and equipment during the periods ended June 30, 2017 and 2016 amounted to $ 264 million and $ 153 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the periods ended June 30, 2017 and 2016 amounted to $ 181 million and $ 329 million respectively.

NOTE 11: INTANGIBLE ASSETS

	Original values
Type of good	At the beginning	Decrease
			At the end

Concession agreements	951	-	951
Goodwill	999	-	999
Intangibles identified in acquisitions of companies	327	(50)	277
Others	14	-	14
Total at 06.30.2017	2,291	(50)	2,241
Total at 06.30.2016	965	-	965

	Amortization
Type of good	At the beginning	For the period	At the end

Concession agreements	(249)	(14)	(263)
Intangibles identified in acquisitions of companies	(28)	(21)	(49)
Others	-	(1)	(1)
Total at 06.30.2017	(277)	(36)	(313)
Total at 06.30.2016	(231)	(14)	(245)

	Net book values
Type of good	At the end	At 12.31.2016

Concession agreements	688	702
Goodwill	999	999
Intangibles identified in acquisitions of companies	228	299
Others	13	14
Total at 06.30.2017	1,928
Total at 12.31.2016		2,014

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 12: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

Non current	06.30.2017	12.31.2016

Shares	150	150
Government securities	-	592
Total non current	150	742

Current
Government securities	6,204	984
Corporate securities	-	12
Investment funds	2,911	3,189
Other	2	3
Total current	9,117	4,188

NOTE 13: FINANCIAL ASSETS AT AMORTIZATED COST

	06.30.2017	12.31.2016
Non current
Government securities	-	44
Corporate securities	1	1
Financial Trustee - Gasoducto Sur Work	4	17
	5	62
Current

Government securities	34	2
Financial Trustee - Gasoducto Sur Work	21	21
	55	23

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: DEFERRED TAX ASSETS AND LIABILITIES

The composition of the deferred tax assets and liabilities is as follows:

	06.30.2017	12.31.2016
Tax loss-carryforwards	1,354	942
Trade and other receivables	176	194
Trade and other payables	1,268	1,124
Defined benefit plans	399	361
Taxes payable	198	224
Provisions	1,127	1,735
Other	66	126
Deferred tax asset	4,588	4,706

	06.30.2017	12.31.2016
Property, plant and equipment	(4,415)	(4,637)
Intangible assets	(286)	(294)
Trade and other receivables	(947)	(851)
Financial assets at fair value through profit and loss	(113)	(95)
Investments in joint ventures and associates	(1,051)	(1,329)
Other	(63)	(64)
Deferred tax liabilities	(6,875)	(7,270)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	06.30.2017	12.31.2016
Deferred tax asset	1,692	1,232
Deferred tax liabilities	(3,979)	(3,796)
Net deferred tax liabilities	(2,287)	(2,564)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

The breakdown of income tax charge is:
	06.30.2017	06.30.2016
Current tax	874	270
Deferred tax	(312)	(642)
Other comprehensive (loss) income	34	-
Difference in the estimate of previous fiscal year income tax and the income return	(421)	(6)
Minimum notional tax	-	29
Total income tax expense (gain)	175	(349)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	06.30.2017	06.30.2016
Profit (loss) before tax	2,487	(775)
Current tax rate	35%	35%
Result at the tax rate	870	(271)

Share of profit of Joint Ventures and associates	(80)	27
Non-taxable results	(152)	(326)
Non-deductible provisions	116	-
Difference in the estimate of previous fiscal year income tax and the income tax statement	391	-
Losses due to translation of financial statements	82	-
Other	5	(5)
Subtotal	1,232	(575)

Expiration of tax loss-carryforwards	2	-
Minimun notional income tax credit	-	29
Difference in the estimate of previous fiscal year income tax and the income tax statement	(380)	9
Tax loss-carryforwards not previously recognized	(713)	-
Deferred tax assets not recognized	-	188
Total income tax expense (gain)	141	(349)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: Trade and Other receivables

Non Current	Note	06.30.2017	12.31.2016

CAMMESA Consolidated Receivable Res. SE Nº 406/03 Inc. c)		1,867	1,702
Additional Remuneration Trusts Res. No. 95/13		661	584
Receivable for refining and distribution		6	6
Trade receivables, net		2,534	2,292

Tax credits		396	533
Allowance for tax credits		(42)	(105)
Related parties	30	743	740
Prepaid expenses		25	26
Financial credit		40	44
Guarantee deposits		275	80
Contractual receivables in Ecuador		890	850
Receivable for sale of property, plant and equipment		324	-
Other		11	9
Other receivables, net		2,662	2,177

Total non current		5,196	4,469

Current

Receivables from energy distribution		5,082	4,138
Receivables from MAT		245	311
CAMMESA		1,977	1,501
CAMMESA Consolidated Receivable Res. SE Nº 406/03 Inc. c)		26	27
Maintenance remuneration		413	492
Receivables from oil and gas sales		1,387	1,038
Receivables from refinery and distribution		776	949
Receivables from petrochemistry		751	744
Related parties	30	146	108
Other		113	25
Allowance for doubtful accounts		(562)	(429)
Trade receivables, net		10,354	8,904

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: (Continuation)

	Note	06.30.2017	12.31.2016

Tax credits		1,037	415
Advances to suppliers		27	24
Advances to employees		32	17
Related parties	30	107	98
Prepaid expenses		185	121
Receivables for non-electrical activities		241	228
Financial credit		74	126
Receivable for the sale of interests in subsidiaries and financial instruments		-	1,263
Guarantee deposits		545	941
Natural Gas Surplus Injection Promotion Program		2,428	1,582
Expenses to be recovered		291	314
Other		243	258
Allowance for other receivables		(142)	(147)
Other receivables, net		5,068	5,240

Total current		15,422	14,144

Book value of current trade and other financial receivables is similar to their fair value due to their short-term maturity.

Trade receivables and other long-term financial receivables are measured at amortized cost, which does not differ materially from its fair value.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: (Continuation)

The movements in the allowance for impairment of trade receivables are as follows:

	06.30.2017	06.30.2016
At the beginning	429	88
Allowance for impairment	152	39
Decreases	(17)	(18)
Reversal of unused amounts	(2)	-
At the end of the period	562	109

The movements in the allowance for impairment of other receivables are as follows:

	06.30.2017	06.30.2016
At the beginning	252	314
Allowance for impairment	22	50
Decreases	-	(10)
Reclasification to non current assets clasified as held for sale	-	(3)
Reversal of unused amounts	(90)	(3)
At the end of the period	184	348

NOTE 16: CASH AND CASH EQUIVALENTS

	06.30.2017	12.31.2016
Cash	12	16
Banks	231	1,305
Checks to be deposit	2	3
Investment funds	16	61
Time deposits	44	36
	305	1,421

NOTE 17: SHARE CAPITAL

As of June 30, 2017, the Company´s share capital consisted of 1,836,494.69 common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote.

Pursuant to the Final Merger Commitment approved by the Boards of Directors of Pampa Energía, Petrobras, PEISA and Albares on April 19, 2017 and as a result of the indicated approved exchange ratio, the Company will issue 101,873,741 common shares with a face value of $ 1 each and each granting the right to one vote; consequently, after the perfection of the merger through absorption, the Company's capital stock will amount to 1,938,368,431 common shares.

As of June 30, 2017, the Company holds 2,500,000 treasury shares (Note 36).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 18: TRADE AND OTHER PAYABLES

Non Current	Note	06.30.2017	12.31.2016

Customer contributions		75	98
Funding contributions for substations		60	52
Customer guarantees		91	83
Trade payables		226	233

ENRE Penalties and discounts		3,513	3,477
Loans (mutuums) with CAMMESA		1,442	1,347
Compensation agreements		23	-
Liability with FOTAE		182	173
Payment agreement with ENRE		93	106
Other		4	-
Other payables		5,257	5,103
Total non current		5,483	5,336

Current	Non Current

Suppliers		6,778	5,705
CAMMESA		6,716	5,470
Customer contributions		12	46
Discounts to customers		37	37
Funding contributions substations		12	22
Customer advances		200	384
Customer guarantees		15	15
Related parties	30	85	181
Other		5	6
Trade payables		13,860	11,866

ENRE Penalties and discounts		385	56
Related parties	30	59	14
Advances for works to be executed		14	14
Compensation agreements		383	708
Payment agreements with ENRE		58	60
Other creditors		75	55
Other		105	94
Other payables		1,079	1,001

Total current		14,939	12,867

The fair values of non-current customer contributions as of June 30, 2017 and December 31, 2016 amount to $ 130 million and $ 132 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. The applicable fair value category would be Level 3.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 18: (Continuation)

The book value of other non-current financial liabilities are measured at amortized cost, which does not significantly differ from its fair value.

The book value of the compensation arrangements approximates their fair value due to valuation characteristics.

The book value of other financial liabilities included in trade and other payables approximates their fair value.

NOTE 19: BORROWINGS

Non Current	Note	30.06.2017	31.12.2016

Financial borrowings		4,038	691
Corporate bonds		8,503	12,158
CAMMESA financing		2,823	2,421
Related parties	30	16,277	16
		31,641	15,286

Current

Bank overdrafts		-	846
Financial borrowings		1,795	7,539
Corporate bonds		934	2,246
CAMMESA financing		38	34
Related parties	30	-	21
		2,767	10,686

As of June 30, 2017 and December 31, 2016, the fair values of the Group’s Non Current Corporate Bonds amount approximately to $ 26,535 million and $ 14,108 million, respectively. Such values were calculated on the basis of the estimated market price of the Company’s corporate notes at the end of each period/year (Fair value category Level 1 and 2).

The book value of current borrowings approximates their fair value due to their short-term maturity.

Financial borrowings and CAMMESA financing approximate to their fair value as they are subject to a variable rate.

The other long-term borrowing were measured at amortized cost, which does not differ significantly from its fair value.

The main variations in the Group's financial structure during the six-month period ended June 30, 2017 and until the date of issuance of these unaudited condensed interim financial statements are described below.

As at the issuance of these condensed interim financial statements, the Company is in compliance with the covenants established in its indebtedness.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: (Continuation)

19.1 Generation

CTLL

On February 2 and 7, 2017, CTLL fully redeemed the principal and interest balance of its Class 3 y Class C CBs for a total amount of $ 51 million and $ 258 million, respectively. The redemption was performed pursuant to each Prospectus Supplement's specific terms and conditions and was paid using own funds. Additionally, on May 11, 2017 CTLL redeemed 100% of its outstanding CBs at Par for a total nominal amount of U$S 3.9 million and maturing in 2017, at a redemption price of U$S 1,000 for each U$S 1,000 of outstanding face value, plus U$S 77,783 as accrued and unpaid interest until, but excluding, the redemption date.

19.2 Oil and gas

PEPASA

During February and May 2017, PEPASA entered into various financial loan agreements with local financial institutions for U$S 45 million, U$S 15 million and U$S 50 million, with maturity on August 21,2017, on February 16, 2018 and May 10, 2020, respectively. These loans accrue interest at an average fixed rate of 2.7%.

Proceeds were destined to the financing of working capital and the early cancellation of the syndicated loan for $ 142 million; Class 14 VCPs in the amount of $ 296 million; and Series 2, 7 and 8 CBs for $ 525 million, $ 310 million and $ 403 million, respectively.

On March 15, 2017, PEPASA made an early cancellation of the remaining balance loan executed with Banco Santander on June 10, 2016 in the amount of U$S 105 million.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: (Continuation)

19.3 Holding and others

19.3.1. Syndicated Loan

On December 7, 2016 and January 18 and 26, 2017, the Company paid off U$S 130 million, U$S 70 million and U$S 71 million, respectively, of the Dollar denominated Acquisition Tranche (Note 20 to the consolidated financial statements as of December 31, 2016). Thus, as of January 26, 2017, the Company had wholly cancelled the Dollar denominated Acquisition Tranche.

On December 7, 2016, the Company cancelled $ 1,000 million of the Peso-denominated Offer Tranche. Later on, through successive payments during the months of January and February 2017, the Company wholly repaid the Peso-denominated Offer Tranche.

19.3.2. YPF Financing

On March 9, 2017, the Board Directors resolved to approve the cancellation by YPF of the price balance payable for the transfer to YPF of 33.33% of all rights and obligations over the Río Neuquén Concession and the rights and obligations representing 80% of the Aguada de la Arena area Joint Venture, through the assignment of the loan the Company held with YPF, since Pampa and Petrobras are undergoing a merger process, and the Company has taken on the management of Petrobras pursuant to the decision made by the Shareholders’ Meeting dated February 16, 2017. Furthermore, the Board of Directors agreed that Pampa, in its capacity as assigned debtor, should replace YPF. Finally, the parties agreed on the repayment of the due balances under the described terms and conditions.

19.3.3 Other Local Financing

During April 2017, the Company canceled a bank loan with Santander Rio for an amount of U$S 15 million..

During May 2017, the Company entered into financial loan agreements with different local financial institutions for a total amount of U$S 144 million, maturing in May 2020 and in May 2021, at an average fixed rate of 4.4%.

19.3.4. Global corporate bonds program

On January 22, 2016, the Company’s Ordinary and Extraordinary General Shareholders’ Meeting approved the creation of a global Simple Corporate Bond Program, not convertible into shares, for up to U$S 500 million or its equivalent in other currencies, and the issue to its maximum amount at any time, to be issued in one or more classes and / or series.

On November 17, 2016, the Company’s Ordinary Meeting of Shareholders approved the extension for up to U$S 1,000 million or its equivalent in foreign currencies and the issuance of corporate bonds (simple, non-convertible into shares) for up to the maximum amount set in the Corporate Bonds Program outstanding at any time, to be issued in one or more classes and/or series.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: (Continuation)

The Company’s General Extraordinary Shareholders’ Meeting held on April 7, 2017, approved an increase for up to U$S 2,000 million of the Pampa Corporate Bonds Program and to modify its terms and conditions to allow for the possibility of issuing either simple (non-convertible into shares) or convertible notes.

Additionally, the Company's Shareholders’ Meeting resolved to approve:

i)              the issuance of Corporate Bonds convertible into common shares and American Depositary Shares (“ADR”) for a face value of up to U$S 500 million;

ii)            that the issuance only be made if the Company's ADRs listing price reaches a minimum U$S 60 per ADR at the time the Board of Directors resolves to issue. In case the Convertible Bonds are issued, holders will have the option to convert their CBs into common shares and/or ADRs at a conversion price to be set by the Board of Directors, which may not be lower than the ADRs listing price at the time of issuance of the Convertible CBs plus a 30% conversion premium;

iii)           a capital stock increase and the corresponding share issuance authorization to the extent it becomes necessary to satisfy the requests for conversion. Common shares to be issued as a result of the conversion will be entitled to dividends as from the date the conversion right is exercised;

iv)          as regards the Board of Directors' proposal for the potential issuance of convertible bonds by the Company: (a) to cancel preemptive and accretion rights pursuant to the last paragraph of section 12 of the Corporate Bonds Act or, if permitted by the regulations in force, under the terms set forth by such regulations; or (b) if the requirements for the approval of subparagraph (a) are not met and in order to avoid an excessive delay in the placement of Corporate Bonds, to reduce the term of exercise of the subscription rights as permitted by Section 12 of Act No. 23,576 to 10 days and to cancel accretion rights; or (c) if the requirements set forth in subparagraphs (a) and (b) above are not met, to reduce the term to exercise the preemptive right to 10 days pursuant to Section 194 of the Companies Act. With a 70.03% capital stock majority, this motion was approved in whole except for the cancellation of preemptive and accretion rights pursuant to the last paragraph of Section 12 of the Corporate Bonds Act by in accordance with regulations in force.

Finally, on June 26, 2017, the Company’s Board of Directors approved the terms and conditions of the Convertible Corporate Bonds, which approval will only become effective when the listing price for the Company’s ADR reaches a minimum U$S 60 per ADR.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: (Continuation)

19.3.4.1. Issuance of Bonds

On January 24, 2017, the Company issued Class 1 Corporate Bonds for a face value of U$S 750 million with an issuance price of 99.136%, which accrue interest at a 7.5% fixed rate and will mature on January 24, 2027. Interest are payable semiannually as from July 24, 2017. Funds derived from the issuance of these CBs will be destined to investing in physical assets located in Argentina; financing working capital in Argentina; refinancing liabilities and/or making capital contributions in controlled companies or affiliates to use funds for the above-mentioned purposes.

In its meeting held on June 2, 2017, the Board of Directors approved the issuance of Class 2 Corporate Bonds, which has been suspended until the Company informs of a new Award Date through the issuance of a supplementary notice pursuant to the provisions of the suspension notice dated June 29, 2017.

NOTE 20: PROVISIONS

	Note	06.30.2017	12.31.2016
Non Current
Provisions for contingencies		2,914	3,977
Asset retirement obligation		1,865	1,719
Environmental remediation		175	174
Onerous contract (Ship or pay)	30	159	366
Other provisions		34	31
		5,147	6,267

Current
Provisions for contingencies		107	94
Asset retirement obligation		143	143
Environmental remediation		121	175
Onerous contract (Ship or pay)	30	419	394
		792	806

	06.30.2017
	For contingencies	Asset retirement obligation	For environmental remediation
Non Current
At the beginning of the year	3,977	1,719	174
Increases	301	146	7
Reclasification	(209)	-	(2)
Decreases	(812)	-	-
Reversal of unused amounts	(343)	-	(4)
At the end of the period	2,914	1,865	175

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

	06.30.2017
	For contingencies	Asset retirement obligation	For environmental remediation
Current
At the beginning of the year	94	143	175
Increases	39	11	5
Reclasification	-	-	2
Decreases	(26)	(11)	(61)
At the end of the period	107	143	121

	12.31.2016
	For contingencies	Asset retirement obligation
Non Current
At the beginning of the year	265	49
Increases	47	22
Decreases	(1)	-
At the end of the year	311	71

	12.31.2016
	For contingencies
Current
At the beginning of the year	71
Increases	53
Decreases	(23)
At the end of the year	101

Arbitration Oil Combustibles SA

As of the date of issuance of these unaudited condensed interim financial statements, the parties agreed to terminate the arbitration, stating that they have no more claims with each other.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 21: REVENUE

	06.30.2017	06.30.2016

Sales of energy to the SPOT Market	2,554	666
Sales of energy for the Resolution No. 220/07	609	547
Sales of energy plus	819	321
Sales of energy to MAT	-	1
Other sales	8	6
Generation subtotal	3,990	1,541

Energy sales	11,045	5,654
Right of use of poles	57	46
Connection and reconnection charges	16	7
Other sales	1	-
Distribution subtotal	11,119	5,707

Oil, Gas and liquid sales	3,839	1,050
Other sales	326	46
Oil and gas subtotal	4,165	1,096

Administrative services sales	193	37
Other sales	4	2
Holding and others subtotal	197	39

Refinery and distribution sales	7,903	-
Refinery and distribution subtotal	7,903	-

Petrochemicals sales	3,427	-
Petrochemicals subtotal	3,427	-

Total revenue	30,801	8,383

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 22: COST OF SALES

	06.30.2017	06.30.2016
Inventories at the beginning of the year	3,360	225

Plus: Charges for the period
Purchases of inventories, energy and gas	13,600	3,154
Salaries and social security charges	2,462	1,382
Benefits to the personnel	115	17
Accrual of defined benefit plans	77	47
Fees and compensation for services	1,633	208
Property, plant and equipment depreciations	2,340	545
Intangible assets amortization	15	14
Transport of energy	37	5
Consumption of materials	406	203
Penalties (1)	116	1,450
Maintenance	259	40
Canons and Royalties	1,058	128
Environmental control	41	-
Rental and insurance	111	64
Surveillance and security	73	40
Taxes, rates and contributions	69	9
Communications	21	18
Water consumption	14	4
Other	92	14
Subtotal	22,539	7,342

Less: Inventories at the end of the period	(3,917)	(256)
Total cost of sales	21,982	7,311

(1)     Includes a recovery of $ 414 million (Note 2.2.2) net of the charge for the period of $ 530 million.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 23: SELLING EXPENSES

	06.30.2017	06.30.2016
Salaries and social security charges	523	196
Benefits to the personnel	21	-
Accrual of defined benefit plans	8	5
Fees and compensation for services	297	214
Compensation agreements	87	38
Property, plant and equipment depreciations	87	25
Intangibles assets amortizations	21	-
Taxes, rates and contributions	544	88
Communications	87	52
Penalties	171	187
Doubtful accounts	134	46
Surveillance and security	34	-
Transport	292	-
Maintenance	56	-
Other	69	-
Total selling expenses	2,431	851

NOTE 24: ADMINISTRATIVE EXPENSES

	06.30.2017	06.30.2016
Salaries and social security charges	1,001	365
Benefits to the personnel	56	9
Accrual of defined benefit plans	67	6
Fees and compensation for services	661	293
Compensation agreements	191	65
Directors' and Syndicates' fees	32	36
Property, plant and equipment depreciations	67	11
Consumption of materials	29	15
Maintenance	35	2
Transport and per diem	9	6
Rental and insurance	65	55
Surveillance and security	42	22
Taxes, rates and contributions	40	22
Communications	22	9
Institutional advertising and promotion	14	-
Other	34	15
Total administrative expenses	2,365	931

NOTE 25: EXPLORATION EXPENSES

	06.30.2017	06.30.2016
Geological and geophysical expenses	18	-
Decrease in abandoned and unproductive wells	5	-
Total exploration expenses	23	-

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: OTHER OPERATING INCOME AND EXPENSES

Other operating income	Note	06.30.2017	06.30.2016
Recovery of insurance		-	1
Recovery of expenses		-	23
Recovery of doubtful accounts		83	4
Surplus Gas Injection Compensation		1,204	751
Commissions on municipal tax collections		13	9
Services to third parties		175	22
Profit for property, plant and equipment sale		20	-
Dividends received		24	6
Income recognition on account of the RTI - SE Res. No. 32/15		-	427
Higher costs recognition - SE Res. No. 250/13 and subsequent Notes		-	82
Reversal of contingencies provision		495	-
Other		70	14
Total other operating income		2,084	1,339

Other operating expenses
Provision for contingencies		(340)	(101)
Voluntary retirements - bonus		(26)	(15)
Decrease in property, plant and equipment		(9)	(51)
Severance payments		(11)	(8)
Allowance for uncollectible tax credits		(23)	(15)
Net expense for technical functions		(18)	(9)
Tax on bank transactions		(452)	(132)
Other expenses FOCEDE		-	(15)
Cost for services provided to third parties		(13)	(10)
Compensation agreements		(45)	(22)
Donations and contributions		(21)	(5)
Institutional relationships		(38)	(12)
Extraordinary Canon		(152)	-
Contingent consideration	35	(171)	-
Onerous contract (Ship or Pay)		(14)	-
Other		(304)	(3)
Total other operating expenses		(1,637)	(398)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 27: FINANCIAL RESULTS

Finance income	06.30.2017	06.30.2016
Commercial interest	454	232
Financial interest	153	23
Other interest	75	-
Total finance income	682	255

Finance expenses
Commercial interest	(476)	(507)
Fiscal interest	(65)	(17)
Financial interest	(1,787)	(881)
Other interest	(9)	-
Taxes and bank commissions	(59)	(8)
Other financial expenses	(23)	(7)
Total financial expenses	(2,419)	(1,420)

Other financial results
Foreign currency exchange difference, net	(1,092)	(396)
Changes in the fair value of financial instruments	411	638
Discounted value measurement	(64)	3
Asset retirement obligation	(49)	(10)
Other financial results	3	-
Total other financial results	(791)	235

Total financial results, net	(2,528)	(930)

NOTE 28: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the period.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earnings per share equal to the basic. As of June 30, 2016, the diluted earnings per share is equal to basic.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 28: (Continuation)

	06.30.2017	06.30.2016
Earning (loss) attributable to the equity holders of the Company	1,810	(61)
Weighted average amount of outstanding shares	1,936	1,696
Basic and diluted earnings (loss) per share	0.9349	(0.0359)

As of June 30, 2017, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings (loss) per share.

NOTE 29: SEGMENT INFORMATION

The Company is an integrated energy company in Argentina, which participates in the various segments of the electricity sector, in the exploration and production of gas and oil, in petrochemicals and in the refining and distribution of fuels.

Through its own activities, subsidiaries and holdings in joint ventures and affiliates, and based on the business nature, customer portfolio and risks involved, we were able to identify the following business segments:

Electricity Generation, consisting of the Company’s direct and indirect interests in CPB, CTG, CTLL, HINISA, HIDISA, PACOSA, Greenwind, PEFMSA, PEA, Enecor, TMB, TJSM and through its own electricity generation activities through Central Térmica Genelba and Econoergía, the Pichi Picún Leufú hydroelectric complex.

Electricity Distribution, consisting of the Company’s indirect interest in Edenor.

Oil and Gas, consisting of the Company’s own interests in oil and gas areas and through its direct interest in PEPASA, PELSA and investments in Oldelval and OCP associates.

Refining and Distribution, consisting of the Company’s own operations in the refinery at Bahía Blanca and the service station network, the equity interest in Refinor associate and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas segment. The Refining and Distribution segment has a common strategy in line with the integration of Company operations and according to the industry regulations seeking to meet the domestic market supply.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentine plants.

Holding and Other Business, consisting of financial investment transactions, holding activities, interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively.

The Company manages its operating segment based on its individual net results.

Taking into account that the segments indicated above have been restructured as a consequence of the acquisition of Petrobras as of July 27, 2016, the comparative information by segment has been restated to reflect the current segmentation.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: (Continuation)

Consolidated profit and loss information as of June 30, 2017	Generation	Distribution of energy (1)	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	3,990	11,119	4,165	7,903	3,427	197	-	30,801
Intersegment sales	25	-	3,619	247	34	19	(3,944)	-
Cost of sales	(2,389)	(8,082)	(5,297)	(7,058)	(3,128)	(3)	3,975	(21,982)
Gross profit	1,626	3,037	2,487	1,092	333	213	31	8,819

Selling expenses	(36)	(1,019)	(328)	(928)	(130)	-	10	(2,431)
Administrative expenses	(170)	(630)	(524)	(36)	(31)	(994)	20	(2,365)
Exploration expenses	-	-	(23)	-	-	-	-	(23)
Other operating income	337	41	1,311	115	21	259	-	2,084
Other operating expenses	(130)	(313)	(381)	(43)	(204)	(566)	-	(1,637)
Share of (loss) profit in joint ventures	(2)	-	-	-	-	559	-	557
Share of profit in associates	-	-	11	-	-	-	-	11
Operating profit (loss)	1,625	1,116	2,553	200	(11)	(529)	61	5,015

Financial income	396	118	71	7	6	118	(34)	682
Financial expenses	(440)	(772)	(211)	(9)	-	(1,021)	34	(2,419)
Other financial results	(15)	84	(150)	(12)	(8)	(690)	-	(791)
Financial results, net	(59)	(570)	(290)	(14)	(2)	(1,593)	-	(2,528)
Profit (loss) before income tax	1,566	546	2,263	186	(13)	(2,122)	61	2,487

Income tax and minimun notional income tax	312	(156)	(385)	(3)	-	91	-	(141)
Profit (loss) for the period	1,878	390	1,878	183	(13)	(2,031)	61	2,346

Depreciation and amortization (2)	365	206	1,761	115	54	29	-	2,530

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: (Continuation)

Consolidated profit and loss information as of June 30, 2017	Generation	Distribution of energy (1)	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	1,801	211	1,598	183	(13)	(2,031)	61	1,810
Non - controlling interest	77	179	280	-	-	-	-	536

Consolidated statement of financial position as of June 30, 2017
Assets	20,259	21,034	21,034	3,238	6,390	21,254	(4,998)	88,211
Liabilities	9,736	20,294	13,152	2,062	3,419	28,132	(5,050)	71,745

Additional consolidated information as of June 30, 2017
Increases in property, plant and equipment	3,620	1,736	1,616	60	36	32	-	7,100

(1) Includes financial results generated by Corporated Bonds issued by EASA for $ 18 million and other consolidation adjustments.
(2)Includes amortization and depreciation of property, plant and equipment and intangible assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: (Continuation)

Consolidated profit and loss information as of June 30, 2016	Generation	Distribution of energy (1)	Oil and gas	Holding and others	Eliminations	Consolidated
Revenue	1,541	5,707	1,096	39	-	8,383
Intersegment sales	-	-	34	11	(45)	-
Cost of sales	(717)	(5,946)	(680)	(2)	34	(7,311)
Gross profit (loss)	824	(239)	450	48	(11)	1,072

Selling expenses	(16)	(762)	(73)	-	-	(851)
Administrative expenses	(195)	(495)	(125)	(127)	11	(931)
Other operating income	21	546	752	20	-	1,339
Other operating expenses	(44)	(275)	(66)	(13)	-	(398)
Share of loss in joint ventures	-	-	-	(73)	-	(73)
Share of loss in associates	-	-	-	(3)	-	(3)
Operating profit (loss)	590	(1,225)	938	(148)	-	155

Financial income	187	91	-	4	(27)	255
Financial expenses	(297)	(784)	(371)	5	27	(1,420)
Other financial results	134	(311)	(110)	522	-	235
Financial results, net	24	(1,004)	(481)	531	-	(930)
Profit (loss) before income tax	614	(2,229)	457	383	-	(775)

Income tax and minimun notional income tax	(173)	710	(159)	(29)	-	349
Profit (loss) for the period	441	(1,519)	298	354	-	(426)

Depreciation and amortization (2)	86	173	335	1	-	595

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: (Continuation)

Consolidated profit and loss information as of June 30, 2016	Generation	Distribution of energy (1)	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	381	(944)	148	-	-	354	-	(61)
Non - controlling interest	60	(575)	150	-	-	-	-	(365)

Consolidated statement of financial position as of December 31,2016
Assets	19,577	17,219	19,414	6,259	2,812	19,494	(7,498)	77,277
Liabilities	8,632	18,856	11,662	3,267	2,401	25,883	(7,498)	63,203

Additional consolidated information as of December 31, 2016
Increases in property, plant and equipment	667	1,340	682	-	-	-	-	2,689

(1) Includes financial results generated by Corporated Bonds issued by EASA for $ 256 million and other consolidation adjustments.
(2) Includes amortization and depreciation of property, plant and equipment and intangible assets (recognized in cost of sales, administrative expenses and selling expenses).

Accounting criteria used by the subsidiaries to measure results, assets and liabilities of the segments is consistent with that used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are allocated based on the segment’s activity.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: RELATED PARTIES´ TRANSACTIONS

a)    Sales of goods and services

	06.30.2017	06.30.2016
Joint ventures:
Transener (a)	23	4
TGS (b)	277	-
Other related parties:
TGS (b)	-	95
CYCSA	-	1
Refinor (c)	50	-
Oldelval	1	-
	351	100

(a)              Corresponds primarily to advisory services in technical assistance.

(b)              Corresponds primarily to advisory services in technical assistance and sale of refined products.

(c)              Corresponds mainly to the sale of crude oil.

b)    Purchases of goods and services

	06.30.2017	06.30.2016
Joint ventures:
Transener	-	(1)
TGS (a)	(90)	-
SACME	(23)	(17)
Other related parties:
TGS	-	(4)
Origenes Vida	(6)	(2)
Refinor (b)	(166)	-
Oldelval (c)	(32)	-
	(317)	(24)

(a)     Corresponds mainly to natural gas transportation services.

(b)     Corresponds mainly to the purchase of refined products.

(c)     Corresponds mainly to oil transportation services.

c)     Fees for services

	06.30.2017	06.30.2016
Other related parties:
Salaverri, Dellatorre, Burgio & Wetzler	(12)	(10)
	(12)	(10)

Corresponds to fees for legal advice.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

d)    Other operating expenses

	06.30.2017	06.30.2016
Other related parties:
Foundation	(5)	(4)
	(5)	(4)

Corresponds to donations.

e)     Financial income

	06.30.2017	06.30.2016
Joint ventures:
TGS	31	-
	31	-

Corresponds to finance leases.

f)      Financial expenses

	06.30.2017	06.30.2016
Other related parties:
Orígenes Retiro	(2)	(30)
Grupo EMES	-	(41)
	(2)	(71)

g)    Distribuited dividends

	06.30.2017	06.30.2016
Other related parties:
CIESA	-	4
Oldelval	7	-

	7	4

h)    Distribuited dividends

Other related parties:	06.30.2017	06.30.2016
EMESA	(43)	-
APCO Oil	(42)	-
Other	(2)	-
	(87)	-

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

i)      Transactions with corporate bonds

	06.30.2017	06.30.2016
Other related parties:
Orígenes Retiro	-	590
	-	590

j)      Balances with related parties:

As of June 30, 2017	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
Transener	12	-	-
TGS	121	736	63
Greenwind	-	-	34
SACME	-	7	-
Other related parties:
Ultracore	-	-	9
Refinor	12	-	-
Other	1	-	1
	146	743	107

As of June 30, 2017	Trade payables	Other payables	Borrowings	Provisions
	Current	Current	Non Current	Non Current	Current
Joint ventures:
TGS	40	-	-	-	-
SACME	-	5	-	-	-
Other related parties:
APCO Oil	-	42	-	-	-
Orígenes Retiro	-	-	15	-	-
OCP	-	-	-	159	419
UTE Apache	-	4	-	-	-
Refinor	36	-	-	-	-
Oldelval	9	-	-	-	-
Other	-	8	-	-	-
	85	59	15	159	419

As of December 31, 2016	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
Transener	10	-	-
TGS	90	733	88
SACME	-	7	1
Other related parties:
Ultracore	-	-	4
Refinor	6	-	4
Oldelval	1	-	-
Other	1	-	1
	108	740	98

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

As of December 31, 2016	Trade payables	Other payables	Borrowings		Provisions
	Current	Current	Non Current	Current	Non Current	Current
Joint ventures:
Transener	9	-	-	-	-	-
TGS	116	-	-	-	-	-
SACME	-	5	-	-	-	-
Other related parties:
Orígenes Retiro	-	-	16	21	-	-
OCP	-	-	-	-	366	394
UTE Apache	-	5	-	-	-	-
Refinor	32	-	-	-	-	-
Oldelval	22	-	-	-	-	-
Other	2	4	-	-	-	-
	181	14	16	21	366	394

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 31: FINANCIAL INSTRUMENTS

The following chart shows the Company’s financial assets and liabilities measured at fair value and classified according to their hierarchy as of June 30, 2017 and December 31, 2016.

As of June 30, 2017	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	6,204	-	-	6,204
Shares	-	-	150	150
Investment funds	2,911	-	-	2,911
Cash and cash equivalents
Investment funds	16	-	-	16
Derivative financial instruments	-	38	-	38
Other receivables	150	-	-	150
Total assets	9,281	38	150	9,469

As of December 31, 2016	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	12	-	-	12
Government securities	1,576	-	-	1,576
Trust	-	-	150	150
Investment funds	3,189	-	-	3,189
Other	3	-	-	3
Cash and cash equivalents
Investment funds	61	-	-	61
Derivative financial instruments	-	13	-	13
Other receivables	29	-	-	29
Total assets	4,870	13	150	5,033

The techniques used for the measurement of assets at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

- Derivative Financial Instruments: calculated from variations between market prices at the closing date, and the prices at the time of agreement.

- Shares: they were determined based on Income approach through the Indirect Cash Flow method (net present value of expected future cash flows) and the discount rates used were estimated taking the Weighted Average Cost of Capital (“WACC”) rate as a parameter.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 32: ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	Type	Amount of foreign currency	Exchange rate (1)	Total 06.30.2017	Total 12.31.2016

ASSETS

NON CURRENT ASSETS
Financial instruments
Financial assets at amortized cost
Third parties	U$S	0.1	16.530	1	1
Other receivables
Related parties	U$S	44.4	16.580	736	733
Third parties	U$S	71.8	16.530	1,187	934
Financial assets at fair value through profit and loss
Third parties	U$S	-	-	-	513
Total non current assets				1,924	2,181

CURRENT ASSETS

Financial instruments
Financial assets at fair value through profit and loss
Third parties	U$S	338.9	16.530	5,602	678
Derivative financial instruments
Third parties	U$S	1.8	16.530	29	-
Trade and other receivables
Related parties	U$S	10.4	16.580	173	106
Third parties	U$S	140.5	16.530	2,322	4,464
	EUR	0.1	18.848	2	1
	VEF	9.4	0.0062	-	2

Cash and cash equivalents	U$S	9.3	16.530	153	1,087
	EUR	0.1	18.848	3	2
	VEF	2.0	0.0062	-	-
Total current assets				8,284	6,340
Non Financial instruments
Non current assets classified as held for sale	U$S	1.2	16.530	19	19
Total assets				10,227	8,540

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 32: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 06.30.2017	Total 12.31.2016

LIABILITIES

NON CURRENT LIABILITIES

Financial instruments
Trade and other payables
Third parties	U$S	1.4	16.630	23	-
Borrowings
Related parties	U$S	-	16.580	-	16
Third parties	U$S	1,681.4	16.630	27,961	11,737

Non financial instruments
Provisions
Related parties	U$S	9.6	16.580	159	366
Third parties	U$S	160.1	16.630	2,663	2,378
Total non current liabilities				30,806	14,497

CURRENT LIABILITIES

Financial instruments
Trade and other payables
Related parties	U$S	2.1	16.580	35	95
Third parties	U$S	214.0	16.630	3,559	3,447
	EUR	17.4	19.003	330	57
	SEK	4.0	1.973	8	6
	VEF	1.1	0.006	-	5
Borrowings
Third parties	U$S	121.4	16.630	2,019	5,398

Non financial instruments
Salaries and social security payable
Third parties	U$S	0.1	16.630	1	1
Taxes payables
Third parties	U$S	0.8	16.630	14	11
Provisions
Related parties	U$S	25.6	16.580	424	394
Third parties	U$S	15.5	16.630	259	307
Total current liabilities				6,649	9,721
Total liabilities				37,455	24,218

(1) The Exchange rates correspond to June 30, 2017 by the National Bank for U.S. dollars (U$S), euros (EUR) and Swedish kroner (SEK). The exchange rates used correspond to those published by the Central Bank of Venezuela for the bolivar (VEF). For balances with related parties, the Exchange rate used is the average.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 33: ECONOMIC AND FINANCIAL SITUATION OF DISTRIBUTION SEGMENT

As a consequence of the delay in the compliance with certain obligations under the Adjustment Agreement, especially with regard to both the recognition of the semiannual rate adjustments resulting from the MMC, and the carrying out of the Tariff Structure Review (RTI), in addition to the constant increase in operating costs, in fiscal year 2016, Edenor recorded, as it did in fiscal years 2012 and 2014, negative operating and net results, deteriorating once again its economic and financial situation, which had temporarily improved in fiscal year 2015 as a consequence of the issuance by the SE of Resolution No. 32/15, which addressed the need for the adjustment of the distribution companies’ resources and considered that the adoption of urgent and interim measures was necessary in order to maintain the normal provision of the public service, object of the concession.

Despite the above-described situation, Edenor has absorbed the higher costs associated with the provision of the service and complied with the execution of the investment plan and the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety, which, in a context of constant increase in the demand for electricity, has deteriorated Edenor’s economic and financial equation over all these years.

Moreover, the measures adopted in 2016, aimed at resolving the electricity rate situation of the electric power sector, and the application of the RTI as from February 2017 will make it possible to gradually restore the economic and financial equation; thus, Edenor’s Board of Directors is optimistic that the new electricity rates will result in Edenor’s operating once again under a regulatory framework with clear and precise rules, which will make it possible not only to cover the operation costs, afford the investment plans and meet debt interest payments, but also to deal with the impact of the different variables that affect Edenor’s business.

As of June 30, 2017, the result of operations for the six-month period amounts to $ 369 million – profit-, whereas the working capital totals $ 3,824 million – deficit-, which includes the amount owed to CAMMESA for $ 4,182 million (principal plus interest accrued as of June 30, 2017). Edenor has submitted a payment plan proposal based on its available and projected cash flows, in respect of which no reply from CAMMESA has been received at the date of issuance of these condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: DISCONTINUATION OF THE ARBITRATION PROCEEDING BEFORE THE ICSID

On March 28, 2017 the Secretariat of the World Bank’s International Centre for Settlement of Investment Disputes ("ICSID") took note of the discontinuance of the arbitration proceeding brought by EDF International and EASA in August 2003 regarding the breach of Edenor's concession agreement as a result of the passing of Public Emergency and Exchange Rate Regime Reform Act No. 25,561. The claimants' waiver was a condition of Edenor's Contract Renegotiation Memorandum of Understanding which had to be met after the issuance of the tariff scheme resulting from the Full Tariff Review, which was implemented through ENRE Resolution No. 63/2017 dated February 1, 2017 and is effective as from such date.

NOTE 35: REGULARIZATION REGIME (MORATORIUM)

Between the 29th and the 31st of March 2017, the Company adhered to the regularization regime (moratorium) provided for Law No. 27,260 in relation to certain tax claims and provisions. The Company related liabilities were mainly attributable to contingencies identified in Petrobras’s acquisition process including interpretation differences with the Argentine tax authority regarding i) the time of recording well abandonment expenses for income tax purposes, ii) the exemption from the Tax on Personal Assets as Substitute Taxpayer for the shareholder PPSL; iii) the Tariff heading used by the Company for certain exported products; and iv) inaccurate customs regarding the importation of a turbine supplied by Siemens Germany, including certain spare parts that had not been required nor declared by the Company. In relation to the last matter described before, the Company entered into an agreement with Siemens pursuant to which Pampa will receive the reimbursement of related incurred costs. As of December 31, 2016, the carrying amount of the matters that were included in the moratorium amounted to $ 1,332 million and $ 668 million disclosed as provisions and tax payables, respectively.

As the adhesion to the regularization regime provided for benefits of releasing tax fines and reducing compensatory interests, the Company has recorded on March 31, 2017 a net gain after income tax effects of $335 million, which in turn, generated the payment of approximately $171 million to Petrobras Brazil as contingent consideration payable in accordance to the share purchase agreement for the acquisition of Petrobras. On April 18, 2017, the Company paid this obligation.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: SHARE BASED PAYMENTS

Company Value Sharing (the “Company-Value Compensation”) in PEPASA

On January 18, 2017, PEPASA’s officers requested to receive a significant portion of the right due as of that date, which was paid by the Company on January 31, 2017.

Edenor´s Share-based Compensation Plan

In the last months of fiscal year 2016, Edenor’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, under the terms of section 67 of Law No. 26,831 on Capital Markets. The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting held on April 18, 2017.

At the date of issuance of these condensed interim financial statements, Edenor awarded a total of 1,618,332 shares to executive directors and managers as additional remuneration for their performance in special processes developed during fiscal year 2016.

The fair value of the previously referred to shares at the award date, amounted to $ 42 million and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity.

Pampa Energia

(i)         Stock-based Compensation Plan - Specific Program for the 2017-2019 Period

On April 7, 2017, the Company's Shareholders’ Meeting ratified the approval of the Stock-based Compensation Plan by the Board of Directors on its February 8, 2017 meeting, as well as its terms and conditions; and approved the cancellation of the preferential offer to shareholders in respect to the disposition of such shares as authorized by Section 67 of Capital Markets' Act No. 26,831 for the purposes of implementing such Plan.

As of the issuance date of these Condensed Interim Financial Statements, the Company has determined that 383,198 treasury shares should be delivered to employees pursuant to the first Specific Program (2017-2019 period), with vests in March 2017, 2018 and 2019, of 33%, 33% and 34%, respectively.

As of the issuance date of these Condensed Interim Financial Statements, the Company has acquired 193,000 treasury shares and 92,280 treasury ADRs for an amount of $ 72 million, which will be destined to the implementation of the Company's Stock-based Compensation Plan.

(ii)       Compensation agreements for the Company´s Senior Management

On June 2, 2017, the Board of Directors approved the execution and signing of compensation agreements with the Company’s main officers (the “Senior Management”), conditional upon their approval by the Annual Ordinary Meeting of Shareholders to be held each year. These agreements are effective as of January 1, 2017.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: (Continuation)

In accordance with international practices, the purpose of these agreements is to efficiently align the Senior Management’s interests with those of the Company and its shareholders, creating value for them only inasmuch as value is generated for shareholders, that is, if the Company’s market value increases.

Under these agreements, the Senior Management will be entitled to a fixed compensation and an annual, variable and contingent long-term compensation related to the Company’s annual market value appreciation, with a cap on the Company’s operating income

With the purpose of avoiding duplication, any analogous compensation that the Senior Management had received from any of the Company’s subsidiaries, will be deducted from the compensation amount in proportion to the Company’s interests in such subsidiaries.

As of June 30, 2017, the Company recognized in its income statement $ 78 million as the cost of such compensation indicated, offsetting entries $ 74 million in Other Payables and $ 4 million in Equity

NOTE 37: CORPORATE REORGANIZATION

Following the acquisition of Petrobras Argentina, Pampa Energía started a corporate reorganization plan with the purpose of simplifying and maximizing the efficiency of the Company’s structure. The proposed reorganizations will allow the Company to derive significant operative and economic advantages, including, but not limited to, those associated with a higher operating efficiency; an optimized use of available resources, and the streamlining of technical, administrative and financial structures.

In this line, at the beginning of this year the merger of the Company, as absorbing company, with Petrobras Argentina S.A., Petrobras Energia Internacional S.A. and Albares Renovables Argentina S.A. was approved, which as at the date hereof is still pending registration with the Public Registry of Commerce, to which effect the Company is filing all applicable presentations with this body.

Furthermore, on June 26, 2017, Pampa Energía’s Board of Directors instructed the Company’s Management to start the proceedings to evaluate the potential benefits of a merger through absorption process between the Company, as absorbing company, and certain companies of the group, including: CTG, CTLL, CPB and EG3 Red, as absorbed companies. It is estimated that merger process would become effective reorganization date as from October 1, 2017.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: SUBSEQUENT EVENTS

Investment Agreement with YPF for the “Rincón del Mangrullo” Area

On August 1, 2017, YPF entered into an Agreement with the Province of Neuquén for the awarding of an unconventional exploitation concession in the Rincón del Mangrullo area, which will have to be approved by a provincial executive order.

The main commitments of the Agreement are as follows:

-     A 35-year extension of the exploitation concession,

-     A commitment to pay a Bond, a Corporate Social Responsibility Contribution and the stamp tax for a total amount of U$S 20 million, and

-     An investment commitment of U$S 150 million aiming to further the development of the Mulichinco formation (tight gas) and to explore the potential of the Lajas and Vaca Muerta formations.

Although PEPASA will participate in this new unconventional concession in Rincón del Mangrullo jointly with YPF, its investment commitment will amount to 30% of the total amount agreed upon between YPF and the Province of Neuquén as PEPASA’s Agreement with YPF does not include the Vaca Muerta formation.

CTLL’s Loan

On July 28, 2017, CTLL executed a loan agreement for up to U$S 55 million with Finnish Export Credit Limited; this credit facility was structured by Crédit Agricole Corporate and Investment Bank (“CACIB”) with the purpose of partially financing the installation of a new Wärtsilä engine generator power plant with a 100 MW capacity in Ingeniero White.

The loan’s disbursement is conditional upon the satisfaction of the conditions precedent stipulated in different parts of the agreement, which have not been wholly fulfilled yet.

The loan will be secured by a credit guarantee, 95% of which will be granted by Finnvera Plc. (the Export Credit Agency of the Republic of Finland), and the remaining 5% of which will be granted by CACIB; as well as a guarantee to be granted by the Company.

The loan will accrue interest at a variable rate consisting of the six-month LIBO rate plus and a guarantee premium on the principal in consideration of the credit guarantee to be granted by Finnvera Plc and CACIB.

Principal will be repaid in 14 semiannual, equal and consecutive installments, the first one maturing six months as from: (i) the commercial commissioning of the plant, or (ii) November 25, 2017, whichever occurs earlier.

Thermal Generation Projects (SEE Resolution No. 21/16)

Under the Wholesale Demand Agreement executed between CAMMESA and CTLL as awardee under the Call to Companies interested in Offering New Generation Capacity pursuant to SEE Resolution No. 21/16, on August 5, 2017, CAMMESA declared the commercial commissioning of the new 105 MW high-efficiency gas turbine.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: (Continuation)

Thus, the commissioning was accomplished as and when required under the Agreement, and the relevant supply commitments entered into force.

The project increased the Company’s capacity to 750 MW and required a total investment of approximately U$S 90 million.

Redemption of CTG's CBs Class 7

On August 7, 2017, CTG informed that on August 14, 2017 it will redeem 100% of its outstanding CBs Class 7 for a total amount of $ 173 million and $ 10 million as accrued and unpaid interest until the redemption date.

PEPASA‘s Loans

On August 4, 2017, PEPASA entered into bank loans with certain local financial institutions for a total of US$ 55 million, maturing in August 2018 and accrue interest at an average fixed rate of 3.72%.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa Energía S.A.)

We have reviewed the accompanying unaudited consolidated condensed interim statement of financial position of Pampa Energía S.A. and its subsidiaries as of June 30, 2017, and the related unaudited consolidated condensed interim statement of comprehensive income for the six and three month periods ended June 30, 2017 and 2016 and the unaudited consolidated condensed interim statement of changes in equity and the unaudited consolidated condensed interim statement of cash flows for the six month periods ended June 30, 2017 and 2016. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying unaudited consolidated condensed interim financial statements for them to be in conformity with International Accounting Standard 34 “Interim Financial Reporting”, as issued by the International Accounting Standard Board.

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as of December 31, 2016, and the related consolidated statements of comprehensive income (loss), changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated April 26, 2017, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2016, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Autonomous City of Buenos Aires, August 10, 2017.

/s/ PRICE WATERHOUSE & CO. S.R.L.

R. Sergio Cravero (Partner)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 18, 2017

Pampa Energía S.A.

By:	/s/ Marcos Marcelo Mindlin
Name: Marcos Marcelo Mindlin Title: Chairman and CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.